Set _____ of __3__ originals

LEASE AGREEMENT

THIS LEASE AGREEMENT (hereinafter the "Lease") is made and entered into as of February 9, 2013 by and between Countryview Properties, LLC whose address is 1276 S SIERRA VIEW DR Mapleton, UT 84664 (hereinafter "Landlord") and ActiveCare, Inc., whose address is 4897 West Lake Park Blvd, Suite 140, Salt Lake City, UT 84120 (hereinafter "Tenant").

WITNESSETH

In consideration of the rents, covenants and agreements hereinafter set forth, Landlord and Tenant mutually agree as follows:

ARTICLE I: PREMISES

Landlord hereby leases and demises to Tenant and Tenant hereby leases from Landlord that certain real property located in Utah County, State of Utah and more particularly described as approx. 17,357 RSF of office space at 1365 West Business Park Drive, Orem, UT 84058 please refer to Exhibit A, the Tenant will be leasing the entire second floor and the area highlighted in red on the main level (hereinafter the "Property"), together with all buildings and other improvements now or hereafter located thereon and affixed thereto (hereinafter collectively "Improvements"), and any and all privileges, easements, and appurtenances belonging thereto or granted herein. The Property and the Improvements are hereinafter collectively referred to as the "Premises". Tenant shall have a right of first refusal with respect to any additional space in the building of which the Premises are a part pursuant to Exhibit B hereto, which is incorporated herein by this reference.

ARTICLE II: TERM COMMENCEMENT

2.1   Term of Lease. This Lease shall be for a term of sixty-five (65) months commencing March 1, 2013 hereinafter the "Commencement Date") and ending at 12:00 p.m. July 31, 2018 unless or sooner terminated pursuant to the terms, covenants and conditions of this Lease or pursuant to law. _

2.2   Condition of Premises. When Landlord puts Tenant in possession of the Premises, the Tenant shall take the premises in a "broom clean" condition including: carpet professionally cleaned, paint touched up where needed, damaged ceiling tiles replaced, and dead light bulbs replaced.

2.3   Lease Year. The term "Lease Year" as used in this Lease shall mean a period of twelve (12) consecutive calendar months during the term of this Lease. The first Lease Year shall begin on the Occupancy Date if the Occupancy Date occurs on the first day of a calendar month; if not, the first Lease Year shall begin on the first day of the calendar month next following the Occupancy Date. Each succeeding Lease Year shall begin at the expiration of the immediately preceding Lease Year.

ARTICLE III: RENT

3.1   Payment of Monthly Full Service Rent. Upon Lease execution, Tenant shall pay to Landlord the Monthly Full Service Rent of $24,516.76 ($16.95/SF Full Service), applicable to the first month of the Lease.

3.2   Monthly Full Service Rent. The "Monthly Full Service Rent" payable at the beginning of each month for the term of (65) months shall have 3% annual increases as set forth on Exhibit D- Rent Schedule and Extension Option hereto. For months two (2) through eleven (11), Tenant shall pay reduced rent in the amount of Fifteen Thousand Eight Hundred Seventy-Four and 42/100 Dollars ($15,874.42) per month. This reduced amount is equal to the monthly operating expense portion of the Monthly Full Service Rent of $5.00 psf, plus one-half (1/2) of the remaining portion of the Monthly Full Service Rent.

ARTICLE IV: LATE CHARGES AND INTEREST

If Tenant fails to pay any Monthly Base Rent when such Monthly Base Rent is due and payable in accordance with Article III of this Lease or if Tenant fails to pay any additional amounts or charges of any character which are payable under this Lease, Landlord, at Landlord's election, may assess and collect a late fee charge equal to five percent (5%) of each payment of rent not received within ten (10) days from the date such rent payment is due.

Furthermore, and in addition to any late charges payable pursuant to the provisions of this Article, to the extent that any payment of Monthly Base Rent or any other amount payable to Landlord by Tenant pursuant to any provision of this Lease is more than thirty (30) days past due, Tenant shall pay Landlord interest at the rate of twelve percent (12%) per annum on all such past due amounts.

ARTICLE V: SECURITY DEPOSIT

Concurrently with Tenant's execution of this Lease, Tenant shall deposit with Landlord the sum of Twenty seven thousand five hundred and ninety three and eighty three cents ($27,593.83) (hereinafter the "Security Deposit"). The Security Deposit shall be held by Landlord for the faithful performance by Tenant of all of the terms, covenants, and conditions of this Lease to be kept and performed by Tenant during the term of this Lease. If Tenant defaults with respect to any provision of this Lease, including but not limited to the provisions relating to the payment of Monthly Base Rent, and any costs, expenses, and charges payable under the provisions of this Lease, Landlord may, but shall not be obligated to use, apply or retain all or a part of the Security Deposit for the payment of any amount which Landlord may spend by reason of Tenant's default or to compensate Landlord for any other loss or damage which Landlord may suffer by reason of Tenant's default. If any portion of the Security Deposit is so used or applied, Tenant shall, within ten (10) days after written demand, deposit with Landlord an

Landlord: Countryview Properties, LLC
Tenant: ActiveCare, Inc.

Landlord   Tenant

SLC_1327366.3

amount sufficient to restore the Security Deposit to its original amount; and Tenant's failure to do so shall be a material breach of this Lease. Landlord shall not be required to keep the Security Deposit separate from Landlord's general funds, and Tenant shall not be entitled to interest on the Security Deposit. If Tenant shall fully and faithfully perform every provision of this Lease to be performed by Tenant, the Security Deposit or any balance thereof shall be returned to Tenant or, at Landlord's option, to the last permitted assignee of Tenant's interest under this Lease within thirty (30) days of the expiration of the term of this Lease and after Tenant or Tenant's permitted assignee has vacated the Premises or within fifteen (15) days of receipt of Tenant's new mailing address, whichever is later. In the event of termination of Landlord's interest in this Lease, Landlord shall transfer the Security Deposit to Landlord's successor in interest whereupon Tenant agrees to release Landlord from liability for the return of the Security Deposit or any accounting therefore.

ARTICLE VI: QUIET ENJOYMENT

Landlord hereby covenants to Tenant that, subject to Tenant's compliance with the terms and provisions of this Lease, Tenant shall peaceably and quietly hold and enjoy the full possession and use of the Premises during the term of this Lease.

ARTICLE VII: TAXES, ASSESSMENTS AND OTHER CHARGES

Landlord will cover the taxes, and HOA dues each month, assessments and other charges.

ARTICLE VIII: UTILITIES

Lessor agrees to furnish to the premises water, plumbing, electricity suitable for the intended use of the premises, and heat and air conditioning necessary for the comfortable use and occupation of the premises on a 24-hour basis. Lessor shall also maintain and keep lighted all common areas in the building, including without limitation, all stairs, entries and toilet rooms in the building of which the demised premises are a part. However, Lessee shall provide and pay for its interior suite janitorial services. The three percent (3%) escalation clause, as provided in Section 3.2 above, shall cover all increases in utilities and other operating costs, and such operating expenses shall not have any separate annual adjustment.

ARTICLE IX: INSURANCE

9.1 Required Insurance. Commercial General liability. Tenant shall maintain a Commercial General Liability insurance policy, with a responsible company licensed to do business in the State where the Building is located and that is reasonably satisfactory to Landlord, including all coverages normally provided therein. Such policy shall name Landlord, Landlord's Building Manager, Tenant and any Mortgagee of Landlord, as their respective interests may appear. The minimum limits of coverage acceptable are: 1) $1,000,000 Each Occurrence Combined Single Limit for Bodily Injury and Property Damage; and 2) $2,000,000 Annual Aggregate. The commercial general liability policy shall include contractual liability

Tenant's Additional Insurance. Tenant shall, at its sole cost and expense, cause all equipment, machinery, furniture and fixtures, personal property, and tenant improvements supplied by Tenant from time to time used or intended to be used in connection with the operation and maintenance of the Premises, to be insured by Tenant against loss or damage. Tenant shall, at its sole cost and expense, obtain appropriate business interruption coverage. Landlord, Landlord's Building Manager and any Mortgagee of Landlord shall not be required to be "named" on any insurance policy with respect to Tenant's "property, including its goods, equipment and inventory"), at its own cost and expense including (i) "ISO Special Cause of Loss Form" property insurance which shall be primarily on the lease improvements referenced in Section 9 and Tenant's property, including its goods, equipment and inventory, in an amount adequate to cover their replacement cost;

Except for the Permitted Use (as defined in Section 10.1 below), Tenant shall not do or fail to do anything in, upon or about the Premises which will: (1) violate the terms of any of Landlord's insurance policies; (2) prevent Landlord from obtaining policies of insurance acceptable to Landlord or any Mortgagees; or (3) result in an increase in the rate of any insurance on the Premises, the Building, any other property of Landlord or of others within the Building. In the event of the occurrence of any of the events set forth in this Section, Tenant shall pay Landlord upon demand, as Additional Base Rental, the cost of the amount of any increase in any such insurance premium as a result of such noncomplying use, provided that the acceptance by Landlord of such payment shall not be construed to be a waiver of any rights by Landlord in connection with a default by Tenant under the Lease. If Tenant fails to obtain the insurance coverage required by this Lease, Landlord may, at its option, obtain such insurance for Tenant, and Tenant shall pay, as Additional Base Rental, the cost of all premiums thereon and all of Landlord's costs associated therewith.

On or before the Commencement Date of the Leases, Tenant shall furnish to Landlord and its Building Manager, certificates of insurance evidencing the aforesaid insurance coverage, including naming Landlord, Landlord's Building Manager as additional insureds (excepting any insurance policy with respect to Tenant's "property, including its goods, equipment and inventory"). Renewal certificates must be furnished to Landlord at least thirty (30) days prior to the expiration date of such insurance policies showing the above coverage to be in full force and effect.

All such insurance shall provide that it cannot be canceled except upon thirty (30) days prior written notice to Landlord. Tenant shall comply with all rules and directives of any insurance board, company or agency determining rates of hazard coverage for the Premises, including but not limited to the installation of any equipment and/or the correction of any condition necessary to prevent any increase in such rates, except to the extent the cost of such compliance in Tenant's reasonable discretion is cost prohibitive, in which case Tenant and Landlord may mutually agree to alternative coverage amounts, terms, or endorsements.

9.2. Landlord's Insurance. Landlord shall maintain insurance on the Building in such amounts as Landlord reasonably elects. The cost of such insurance shall be included as a part of the Operating Expenses, and payments for losses and recoveries thereunder shall be made solely to Landlord or the Mortgagees of Landlord as their interests shall appear.

9.3. Waiver of Subrogation. Landlord and Tenant will each look to its own insurance for recovery of any loss resulting from fire or other casualty. Landlord and Tenant release one another from such claims. Landlord and Tenant waive any right of recovery of insured claims by anyone claiming through them, by way of subrogation or otherwise, including their respective insurers. This release and waiver remains effective despite either party's failure to obtain insurance. If either party fails to obtain insurance, it bears the full risk of its own loss.

Landlord: Countryview Properties, LLC
Tenant: ActiveCare, Inc.

_____Landlord _____Tenant

9.4. Waiver of Claims. Except for claims arising from Landlord's gross negligence, default of its obligations under this Lease or willful misconduct that are not covered by Tenant's insurance required hereunder, Tenant waives all claims against Landlord for injury or death to persons, damage to property or to any other interest of Tenant sustained by Tenant or any party claiming, through Tenant resulting from: (i) any occurrence in or upon Premises, (ii) leaking of roofs, bursting, stoppage or leaking of water, gas, sewer or steam pipes or equipment, including sprinklers, (iii) wind, rain, snow, ice, flooding, freezing, fire, explosion, earthquake, excessive heat or cold, or other casualty, (iv) the Building, Premises, or the operating and mechanical systems or equipment of the Building, being defective, or failing, and (v) vandalism, malicious mischief, theft or other acts or omissions of any other parties including without limitation, other tenants, contractors and invitees at the Building. Except as otherwise set forth herein, Tenant agrees that Tenant's property loss risks shall be borne by its insurance, and Tenant agrees to look solely to and seek recovery only from its insurance carriers in the event of such losses. For purposes hereof, any deductible amount shall be treated as though it were recoverable under such policies.

ARTICLE X: USE OF PREMISES

10.1 Use. The Premises shall be used and occupied by Tenant solely for a 24 hours x 7 days per week call center and uses related thereto, and for general office purposes and for no other purpose without the prior written consent of Landlord, which consent may be withheld by Landlord in Landlord's sole discretion.

10.2 Suitability. Tenant acknowledges that neither Landlord nor any agent of Landlord has made any representation or warranty with respect to the Premises or the Improvements or with respect to the suitability of either for the conduct of Tenant's business, nor has Landlord agreed to undertake any modification, alteration or improvement to the Premises except as specifically provided in this Lease. Before the Commencement Date of this Lease, Tenant shall have the right to inspect the property and contact the Landlord if there are any concerns. The possession of the Premises by Tenant shall conclusively establish that the Premises and the Improvements are at the date of possession in satisfactory condition.

In the event after occupancy, Tenant discovers unknown latent defects or deficiencies in the Premises that delay, inhibit, or interfere in Tenant's normal business procedures, Tenant shall notify Landlord in writing of such defects. Landlord then shall have thirty (30) days after receipt of notice to remedy such defects or deficiencies. In the event that Landlord is unable to remedy such defects or deficiencies within such time period, then Tenant shall have the right to terminate the lease in such event that the aforementioned "unknown latent defects or deficiencies" delay, inhibit or interfere in Tenant's normal business.

10.3 Prohibited Uses.

(a) Tenant shall not do or permit anything to be done in or about the Premises, nor bring or keep anything therein which will cause a cancellation of any insurance policy covering the Premises, nor shall Tenant sell or permit to be kept, used or sold in or about the Premises any articles which may be prohibited by a standard form policy of fire insurance unless Tenant provides additional insurance coverage extending protection to cover all risks associated with these articles.

(b) Tenant shall not use the Premises or permit anything to be done in or about the Premises which will in any way conflict with any law, statute, ordinance or governmental rule or regulation or requirement of duly constituted public authorities now in force or which may hereafter be enacted, promulgated or created. Tenant shall, at Tenant's sole cost and expense, promptly comply with all laws, statutes, ordinances and governmental rules, regulations or requirements now in force or which may hereafter be in force and with the requirements of any board of fire underwriters or other similar body now or hereafter constituted relating to or affecting the use or occupancy of the Premises, including structural changes that relate to or affect the use. Tenant shall not do or permit anything to be done in or about the Premises or Building which will in any way violate Rules or Regulations reasonably promulgated by Landlord throughout the Lease, obstruct or interfere with the rights of other tenants, or injure them, or use or allow the Premises or Building to be used for any improper, immoral, or unlawful purpose, nor shall Tenant cause, maintain or permit any nuisance, in, on or about the Premises or Building or commit or suffer to be committed any waste in, on or about the Premises or Building.

(c) Tenant shall not permit smoking on the Premises, common areas, or anywhere within twenty-five feet of the front entrance area of the Building as provided for by the Utah Clean Air Act, Utah Code §26-38-1 thru 9. Any employees, guests, or invitees of Tenant that violate this policy shall cause Tenant to incur a civil penalty of $100, with each subsequent penalty costing $500.00. Landlord shall provide notice to Tenant of designated smoking area where smoking by guests, invitees, or employees of Tenant shall be allowed.

GM DLD

10.4 Common Area Training Room. Landlord shall provide Tenant either one (1) full day or two (2) half days per week of scheduled access and use of the existing tiered training room in Northwest corner of the main floor. Scheduling shall be available on a first to reserve basis, with Landlord expressly reserving all access on Wednesday for its own use. Tenant shall schedule all use in advance by contacting Landlord. In the event Tenant uses the training room without prior reservation or beyond the amount provided for herein, Landlord shall assess Tenant a fee of $150.00 per half day or $300 per full day of use.

ARTICLE XI: MAINTENANCE AND REPAIRS

11.1 Tenant Maintenance and Repairs. During the Term of the Lease, Tenant, at Tenant's expense, shall keep the Premises in good order and condition and shall maintain and shall make any and all repairs and replacements to the interior surfaces of the Premises (including, but not limited to, floor coverings, window coverings, and wall coverings), all windows and glass which are part of the Premises, all light fixtures, and all doors to the Premises. Tenant is required to have plastic chair mats underneath the desks in order to protect floor coverings. Tenant shall, at all times, and at Tenant's expense, keep the Premises in a neat, clean, and sanitary condition and shall comply with all valid federal, state, county and city laws and ordinances and all rules and regulations of any duly constituted authority, present or future, affecting or respecting the use or occupancy of the Premises by Tenant. Tenant, at Tenant's expense, shall also repair any structural damage or any damage to the Premises caused by Tenant, or Tenant's employees, agents, contractors, invitees, licensees, customers, or clients. Tenant shall be allocated 15 security keycards to their use. Any additional key cards can be purchased for ten dollars per card ($10.00/card).

11.2 Landlord Maintenance and Repairs. Subject to the provisions of Article XIV below, Landlord shall, during the Term of this Lease, maintain and make necessary structural repairs to the Premises not included as Tenant's responsibility pursuant to the provisions of Section 11.1, 14.3, and repairs to plumbing, heating, ventilation or air conditioning equipment servicing the Premises; provided, however, that damage to such equipment caused by Tenant shall

GM Landlord DLD Tenant

Landlord: Countryview Properties, LLC
Tenant: ActiveCare, Inc.

SLC_1327366.3

be repaired at Tenant's expense. Tenant shall promptly notify Landlord in writing of any condition requiring maintenance or repair and Tenant shall also immediately notify Landlord by telephone in the case of an emergency. Landlord shall make the repairs required under this section within ten (10) business days time after receiving written notice by Tenant. Upon ten (10) business days time and a Second written notice Tenant may cause repair to happen and provide the reasonable invoice to Landlord for payment. Nothing in this section shall be construed to excuse Tenant from any obligations under this Lease, including without limitation, the payment of any rent.

The failure by Landlord to any extent to furnish, or the interruption or termination of, any Services in whole or in part, resulting from adherence to laws, regulations and administrative orders, repairs, improvements, alterations or any causes beyond the reasonable control of Landlord shall not render Landlord liable in any respect nor be construed as a constructive eviction of Tenant, nor give rise to an abatement of Rent, nor relieve Tenant from the obligation to fulfill any covenant or agreement hereof. In the event Landlord fails to furnish any Services in whole or in part, and such failures are within the reasonable control of Landlord, having an adverse impact on Tenant's ability to conduct its normal business operations for a period of more than 120 hours or greater from the time Tenant provides Landlord notice of such interruption or termination, then Tenant shall have the right to abate the Rent next due Landlord by a reasonable pro-rata amount proportionate to the amount of square feet affected from such interruption until such repair is completed. Tenant further Tenant may cause repair to happen and provide the reasonable invoice to Landlord for payment. Further, should such interruption occur for a cumulative total of thirty (30) or more days in any given year, Landlord shall be deemed in default of this Lease, and Tenant shall have the right to terminate the Lease pursuant to Section 18. Should any of the equipment or machinery used in the provision of such Services for any cause cease to function properly, Landlord shall use reasonable diligence to repair such equipment or machinery. Landlord agrees that time is of the essence.

ARTICLE XII: HAZARDOUS SUBSTANCES

12.1   Environmental Compliance. Tenant (a) shall at all times comply with, or cause to be complied with, any "Environmental Law" (hereinafter defined) governing the Premises or the use thereof by Tenant or any of Tenant's employees, agents, contractors, invitees, licensees, customers, or clients, (b) shall not use, store, generate, treat, transport, or dispose of, or permit any of Tenant's employees, agents, contractors, invitees, licensees, customers, or clients to use, store, generate, treat, transport, or dispose of, any "Hazardous Substance" (hereinafter defined) on the Premises without first obtaining Lessor's written approval, (c) shall promptly and completely respond to, and clean up, in accordance with applicable laws and regulations, any Release (as hereinafter defined) occurring on the Premises as a direct result of actions of Tenant or Tenant's employees or authorized agents; and (d) shall pay all costs incurred as a result of any failure by Tenant to comply with any Environmental Law, which failure results in a Release or other change in the environmental state, condition, and quality of the Premises necessitating action under applicable Environmental Laws, including with limitation the costs of any Environmental Cleanup Work (hereinafter defined) and the preparation of any closure or other required plans (all of the foregoing obligations of Tenant under this Section 12.1 are hereinafter collectively "Tenant's Environmental Obligations"). Landlord hereby releases and indemnifies Tenant from and against any and all claims, damages, or liabilities (including, without limitation, attorneys' fees and reasonable investigative and discovery costs) resulting from the environmental condition or quality of the Premises prior to the Commencement date or from actions of Landlord or its agents or employees. The provisions of this Article XII shall survive the expiration or other termination of this Lease.

12.2   Definitions. As used in this Lease (a) "Hazardous Substance" shall mean (1) any "hazardous waste", "hazardous substance", and any other hazardous, radioactive, reactive, flammable, infectious, solid wastes, toxic or dangerous substances or materials, or related materials, as defined in, regulated by, or which form the basis of liability now or hereafter under any Environmental Law, (2) asbestos, (3) polychlorinated biphenyls (PCBs), (4) petroleum products or materials; (5) underground storage tanks, whether empty or filled or partially filled with any substance; (6) flammable explosives, (7) any substance the presence of which on the Premises is or becomes prohibited by Environmental Law; (8) urea formaldehyde foam insulation; and (9) any substance which under Environmental Law requires special handling or notification in its use, collection, storage, treatment or disposal; (b) "Environmental Cleanup Work" shall mean an obligation to perform work, cleanup, removal, repair, remediation, construction, alteration, demolition, renovation or installation in or in connection with the Premises in order to comply with any Environmental Law; (c) "Environmental Law" shall mean any federal, state or local law, regulation, ordinance or order, whether currently existing or hereafter enacted, concerning the environmental state, condition or quality of the Premises or use, generation, transport, treatment, removal, or recovery of Hazardous Substances, including building materials, and including, but not limited to, the following: (1) the Solid Waste Disposal Act as amended by the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901, et seq.), as amended, and all regulations promulgated thereunder; (2) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. Section 9601, et seq.), as amended, and all regulations promulgated thereunder; (3) the Hazardous Materials Transportation Act (49 U.S.C. Section 1801, et seq.), as amended, and all regulations promulgated thereunder; (4) the Toxic Substances Control Act (15 U.S.C. Section 2601, et seq.), as amended, and all regulations promulgated thereunder; (5) the Clean Air Act (42 U.S.C. Section 7401, et seq.), as amended, and all regulations promulgated thereunder; (6) the Federal Water Pollution Control Act (33 U.S.C. Section 1251, et seq.), as amended, and all regulations promulgated thereunder; and (7) the Occupational Safety and Health Act (29 U.S.C. Section 651, et seq.), as amended, and all regulations promulgated thereunder; and (d) "Release" means any actual or threatened spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, presence, dumping, migration on or from the Premises or adjacent property, or disposing of Hazardous Substances into the environment.

ARTICLE XIII: FIXTURES AND ALTERATIONS

13.1   Alterations. Tenant shall not make any physical alteration in the Premises or any of the fixtures located therein or install or cause to be installed any trade fixtures, exterior signs, floor coverings, interior or exterior lighting, plumbing fixtures, shades or awnings or make any changes to the Improvements front without first obtaining the written consent of Landlord, which consent shall not be unreasonably withheld. Tenant shall present to Landlord plans and specifications for the installation of any improvements or fixtures at the time approval is sought from Landlord. Any physical change and all rearrangements which are made by Tenant with the approval of Landlord shall be made at Tenant's expense. Such alterations, decorations, additions and improvements shall not be removed from the Premises during the term of this Lease without the prior written consent of Landlord. Upon expiration of this Lease all such alterations, decorations, additions and improvements shall at once become the Property of Landlord.

13.2   Conditions and Limitations. Landlord may impose as a condition to granting any consent required by Section 13.1, such requirements, restrictions and limitations as Landlord may deem necessary in Landlord's sole discretion, including without limitation, the manner in which the work is done, the contractors by whom it is performed, and the time during which the work is accomplished.

_____ Landlord _____ Tenant

Landlord: Countryview Properties, LLC
Tenant: ActiveCare, Inc.

SLC_1327366.3

13.3   Contractors and Materialmen. If any fixtures, alterations or improvements are allowed by Landlord, Tenant shall promptly pay all contracts and materialmen, so as to eliminate the possibility of a lien attaching to the Improvements or the Land, and should any such lien be made or filed by reason of any fault of Tenant, Tenant shall bond against or discharge the same within ten (10) days after written request by Landlord. Landlord shall have the right, but not the obligation, to pay and discharge any such lien that attaches to the Premises and Tenant shall reimburse Landlord for any such sums paid together with interest at the rate of twelve percent (12%) within thirty (30) days after written demand by Landlord.

ARTICLE XIV: DAMAGE OR DESTRUCTION

14.1   Tenant shall promptly notify Landlord or the Building Manager of any fire or other casualty to the Premises or to the extent it knows of damage, to the Building. In the event the Premises or any substantial part of the Building is wholly or partially damaged or destroyed by fire or other casualty which is covered by Landlord's insurance, the Landlord will promptly repair the same at Landlord's cost, and this Lease shall remain in full force and effect, except that the Monthly Rent shall be reduced in proportion to the reduction in the area of the Premises while such repairs are being made, such proportionate reduction to be based upon the extent of which the making of such repairs materially interferes with the business carried on by Tenant in the Premises, with such reduction being mutually determined by Landlord and Tenant. If the damage is due to the negligence or willful misconduct of Tenant, Tenant's employees, agents, or invitees, there shall be no abatement of Rents.

14.2   If in Landlord's reasonable opinion the partially damaged Premises can be repaired, but not within one hundred eighty (180) days, in which event Landlord or Tenant may, at their option and by written notice given to the other party within sixty (60) days of such damage or destruction, declare this Lease terminated as of the happening of such damage or destruction. If in the Landlords sole opinion the net insurance proceeds recovered by reason of the damage or destruction will not be adequate to complete the restoration of the Building, Landlord shall have the right to terminate this Lease and all unaccrued obligations of the parties hereto by sending a notice of such termination to Tenant.

14.3   If the partially damaged Premises are to be repaired, Landlord shall repair such damages to the Premises provided by Landlord at the Occupancy Date of this Lease. Except in the event of Landlord's gross negligence or willful misconduct, Tenant shall be responsible for Tenant's equipment, furniture and fixtures, and other alterations, additions and improvements made by Tenant to the Premises and Building.

ARTICLE XV: CONDEMNATION

If all or any part of the Premises is taken or appropriated for public or quasi-public use by right of eminent domain with or without litigation or transferred by agreement in connection with such public or quasi-public use, Landlord and Tenant shall each have the right within thirty (30) days of receipt of notice of taking, to terminate this Lease as of the date possession is taken by the condemning authority; provided, however, that before Tenant may terminate this Lease by reason of taking or appropriation, such taking or appropriation shall be of such an extent and nature as to substantially handicap, impede or impair Tenant's use of the Premises. No award for any partial or entire taking shall be apportioned, and Tenant hereby assigns to Landlord any award which may be made in such taking or condemnation, together with any and all rights of Tenant now or hereafter arising in or to the award or any portion thereof, provided, however, that nothing contained herein shall be deemed to give Landlord any interest in or to require Tenant to assign to Landlord any award made to Tenant for the taking of personal property and fixtures belonging to Tenant, for the interruption of or damage to Tenant's business and for Tenant's unamortized cost of leasehold improvements. In the event of a partial taking which does not result in a termination of this Lease, rent shall be abated in the proportion which the part of the Premises so made unusable bears to the rented area of the Premises immediately prior to the taking. No temporary taking of the Premises or Tenant's right therein or under this Lease shall terminate this Lease or give Tenant any right to any abatement of rent thereunder; and any award made to Tenant by reason of any such temporary taking shall belong entirely to Tenant, and Landlord shall not be entitled to any portion thereof.

ARTICLE XVI: ASSIGNMENT AND SUBLETTING

16.1   Landlord's Consent Required. Tenant shall not assign, transfer, mortgage, pledge, hypothecate or encumber this Lease or any interest therein, either voluntarily or involuntarily by operation of law or otherwise, and Tenant shall not sublet the Premises or any part thereof, without the prior written consent of Landlord and any attempt to do so without such consent being first had and obtained shall be void and shall constitute a breach of this Lease, such consent shall not be unreasonably withheld, conditioned or delayed.

16.2   No Release of Tenant. No consent by Landlord to any assignment or subletting by Tenant shall relieve Tenant of any obligation to be performed by Tenant under this Lease, whether occurring before or after such consent, assignment or subletting. The consent by Landlord to any assignment or subletting shall not relieve Tenant from the obligation to obtain Landlord's express written consent to any other assignment or subletting. The acceptance of rent by Landlord from any other person or legal entity shall not be deemed to be a waiver by Landlord of any provision of this Lease or to be a consent to any assignment, subletting or other transfer. Consent to one assignment, subletting or other transfer shall not be deemed to constitute consent to any subsequent assignment, subletting or other transfer.

16.3   Increased Expenses. Tenant shall pay Landlord the amounts of any increase in costs or expenses incident to the occupancy of the Premises by such assignee or subtenant, including but not limited to, reasonable attorney's fees incurred in connection with giving such consent.

ARTICLE XVII: SUBORDINATION, ATTORNMENT AND ESTOPPEL CERTIFICATES

17.1   Subordination. This Lease at Landlord's option shall be subject and subordinate to the lien of any mortgages or deeds of trust in any amount or amounts whatsoever now or hereafter placed on or against the Premises, the Improvements, or on or against Landlord's interest or estate therein, without the necessity of the execution and delivery of any further instruments on the part of Tenant to effectuate such subordination. Notwithstanding anything to the contrary in this Article XVII, this Lease shall remain in full force and effect for the full term hereof, including any extensions, so long as Tenant is not in default hereunder.

17.2   Subordination Agreements. Tenant shall execute and deliver upon demand without charge therefore, such further instruments evidencing such subordination of this Lease to the lien of any such mortgages or deeds of trust as may be required by Landlord.

Landlord: Countryview Properties, LLC
Tenant: ActiveCare, Inc.

_____ Landlord   _____ Tenant

17.3   Attornment. In the event of any foreclosure or the exercise of the power of sale under any mortgage or deed of trust made by Landlord covering the Premises or the Building, Tenant shall attorn to the purchaser upon any such foreclosure or sale and recognize such purchaser as the Landlord under this Lease, provided said purchaser expressly agrees in writing to be bound by the terms of this Lease.

17.4   Estoppel Certificates. Tenant shall, from time to time and within thirty (30) days from receipt of prior written notice from Landlord, execute, acknowledge and deliver to Landlord a statement in writing (a) certifying that this Lease is unmodified and in full force and effect or, if modified, stating the nature of such modification and certifying that this Lease, as so modified, is in full force and effect and the date to which the rent and other charges are paid in advance, if any, (b) certifying that the Lease and any modifications of this Lease constitute the entire agreement between Landlord and Tenant with respect to the Premises and, except as set forth in this Lease and any modification of this Lease, Tenant does not claim any right, title, or interest in or to the Premises or any part thereof, (c) acknowledging that there are not, to Tenant's knowledge, any uncured defaults on the part of Landlord hereunder, or specifying such defaults, if any are claimed, and (d) certifying such other matters with respect to the Lease and/or the Premises as Landlord may reasonably request.

17.5   Failure to Deliver Certificate. If Tenant fails to deliver such statement within the time period referred to in Section 17.4 above, it shall be deemed conclusive upon Tenant that the (a) this Lease is unmodified and in full force and effect, (b) this Lease constitutes the entire agreement between Landlord and Tenant with respect to the Premises and, except as set forth in this Lease, Tenant does not claim any right, title, or interest in or to the Premises, or any part thereof, (c) there are no uncured defaults in Landlord's performance of Landlord's obligations under this Lease, and (d) not more than one month's Monthly Base Rent has been paid in advance.

17.6   Transfer of Landlord's Interest. In the event of a sale or conveyance by Landlord of Landlord's interest in the Premises other than a transfer for security purposes only, Landlord shall be relieved from and after the date specified in any such notice of transfer of all obligations and liabilities to Tenant which accrue after such sale or conveyance on the part of Landlord, provided that any funds in the possession of Landlord at the time of transfer in which Tenant has an interest shall be delivered to the successor Landlord. This Lease shall not be affected by any such sale or transfer and Tenant shall attorn to the purchaser or other transferee provided that all of Landlord's obligations accruing hereunder from and after such sale or transfer are assumed in writing by such purchaser or transferee.

ARTICLE XVIII: DEFAULT AND REMEDIES

18.1   Default. The occurrence of any of the following shall constitute a material default and breach of this Lease by Tenant:

(a)   Any failure by Tenant to pay the Monthly Base Rent, or any other monetary sums required to be paid under this Lease, where such failure continues for three (3) days after written notice thereof by Landlord to Tenant;

(b)   Any material false statement made by Tenant to Landlord or its agents in any document delivered to Landlord in connection with the negotiation of this Lease.

(c)   The abandonment or vacation of the Premises by Tenant;

(d)   A failure by Tenant to observe and perform any other term, covenant or condition of this Lease to be observed or performed, by Tenant, where such failure continues for thirty (30) days after written notice thereof by Landlord to Tenant; provided, however, that if the nature of the default is such that the default cannot reasonably be cured within the thirty (30) day period, Tenant shall not be deemed to be in default if Tenant shall within the thirty (30) day period commence action to cure the default and thereafter diligently prosecute the same to completion;

(e)   The making by Tenant of any general assignment or general arrangement for the benefit of creditors; the filing by or against Tenant of a petition to have Tenant adjudged a bankrupt or of a petition for reorganization or arrangement under any law relating to bankruptcy (unless, in the case of a petition filed against Tenant, the same is dismissed within sixty (60) days); the appointment of a trustee or receiver to take possession of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease, where possession is not restored to Tenant within thirty (30) days; or the attachment, execution, or other judicial seizure of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease, where such seizure is not discharged within thirty (30) days.

18.2   Nonexclusive Remedies. In the event of any such material default or breach by Tenant, Landlord shall have, in addition to any other remedies provided in this Lease, the following nonexclusive remedies:

(a)   At Landlord's option and without waiving any default by Tenant, Landlord shall have the right to continue this Lease in full force and effect and to collect all Monthly Base Rent, and any other amounts to be paid by Tenant under this Lease as and when due. During any period that Tenant is in default, Landlord shall have the right, pursuant to legal proceedings or pursuant to any notice provided for by law, to enter and take possession of the Premises, without terminating this Lease, for the purpose of reletting the Premises or any part thereof and making any alterations and repairs that may be necessary or desirable in connection with such reletting. Any such reletting or relettings may be for such term or terms (including periods that exceed the balance of the term of this Lease), and upon such other terms, covenants and conditions as Landlord may in Landlord's sole discretion deem advisable. Upon each and any such reletting, the rent or rents received by Landlord from such reletting shall be applied as follows: (1) to the payment of any indebtedness (other than rent) due hereunder from Tenant to Landlord; (2) to the payment of costs and expenses of such reletting, including brokerage fees, reasonable attorney's fees, court costs, and costs of any alterations or repairs; (3) to the payment of any Monthly Base Rent and any other amounts due and unpaid hereunder; and (4) the residue, if any, shall be held by Landlord and applied in payment of future Monthly Base Rent and any other amounts as they become due and payable hereunder. If the rent or rents received during any month and applied as provided above shall be insufficient to cover all such amounts including the Monthly Base Rent and any other amounts to be paid by Tenant pursuant to this Lease for such month, Tenant shall pay to Landlord any deficiency; such deficiencies shall be calculated and paid monthly. No entry or taking possession of the Premises by Landlord shall be construed as an election by Landlord to terminate this Lease, unless Landlord gives written notice of such election to Tenant or unless such termination shall be decreed by a court of competent jurisdiction. Notwithstanding any reletting by Landlord without termination, Landlord may at any time thereafter terminate this Lease for such previous default by giving written notice thereof to Tenant.

_____ Landlord   _____ Tenant

Landlord: Countryview Properties, LLC
Tenant: ActiveCare, Inc.

(b)   Terminate Tenant's right to possession by notice to Tenant, in which case this Lease shall terminate and Tenant shall immediately surrender possession of the Premises to Landlord. In such event Landlord shall be entitled to recover from Tenant all damages incurred by Landlord by reason of Tenant's default, including without limitation the following: (1) all unpaid rent which has been earned at the time of such termination plus (2) the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss that is proved could have been reasonably avoided; plus (3) any other amount necessary to compensate Landlord for all the detriment proximately caused by Tenant's failure to perform Tenant's obligations under this Lease, or in addition to or in lieu of the foregoing such damages as may be permitted from time to time under applicable State law. Upon any such re-entry Landlord shall have the right to make any reasonable repairs, alterations or modifications to the Premises, which Landlord in Landlord's sole discretion deems reasonable and necessary.

ARTICLE XIX: ENTRY BY LANDLORD

Landlord shall, during the term of this Lease, have the right to enter the Premises at reasonable times and upon reasonable notice to Tenant, to inspect or to show to prospective tenants or purchasers, or to make necessary repairs. For purposes of this section, twenty-four (24) hours is deemed to be reasonable notice. In the event of an emergency, however, Landlord shall not be required to give Tenant such notice, provided that Landlord furnishes Tenant with the reason for the emergency entry within three days of such entry.

ARTICLE XX: INDEMNITY

Tenant and Landlord hereby agree to indemnify and hold the other party harmless from any damage to any property, including the release of any hazardous materials, or injury to or death of any person arising from the use of the Premises, Building, or common areas by Tenant or the ownership, management or maintenance of the Premises, Building, or common areas by Landlord, except such as is caused by reason of the negligent or willful act of the other party, its agents, employees or contractors. The foregoing indemnity obligation of Tenant and Landlord shall include reasonable fees, investigation costs and all other reasonable costs and expenses incurred by Landlord or Tenant from the first notice that any claim or demand is made, except in the event of the other party's negligence or willful misconduct. The provisions of this Article shall survive the Lease's termination with respect to any damage, injury or death occurring prior to such termination.

ARTICLE XXI: SURRENDER

21.1   Surrender. Upon the expiration or other termination of this Lease, Tenant shall quit and surrender to Landlord the Premises, together with the Improvements and all other property affixed to the Premises, excluding Tenant's fixtures, in good order and condition, ordinary wear and tear, fire or other casualty excepted. Tenant shall, prior to the expiration or other termination of this Lease remove all personal property belonging to Tenant and failing to do so, Landlord may cause all of said personal property to be removed at the cost and expense of Tenant. Tenant's obligation to observe and perform this covenant shall survive the expiration or other termination of this Lease. In the alternative, Landlord may, at Landlord's option, treat any and all items not removed by Tenant on or before the date of expiration or of the termination of this Lease as having been relinquished by Tenant and such items shall become the property of Landlord with the same force and effect as if Tenant had never owned or otherwise had any interest in such items.

21.2   Hazardous Substances. No spill, deposit, emission, leakage or other release of Hazardous Substance in the soils, groundwaters or waters shall be deemed to result in either (a) wear and tear that would be normal for the term of the Lease, or (b) a casualty to the Premises. Tenant shall be responsible to promptly and completely cleanup any Release occurring on the Premises during the term of the Lease which directly results form the actions of Tenant or its employees or authorized agents. Tenant shall surrender the Premises free of any contamination or other damage caused by such a Release during the term of the Lease. Tenant's obligation to clean up the Premises pursuant to the provisions of this Article XXI shall survive the expiration or other termination of this Lease.

ARTICLE XXII: OPTION TO PURCHASE

22.1   Grant of Option. This section does not apply to this Lease.

ARTICLE XXIII: MISCELLANEOUS

23.1   Signs. Tenant, at its own cost, shall have the right to install lighted crown building signage, advertising Tenant's business on the north, east and southwest building exterior so long as the sign complies with the rules and regulations of Condominium Owners' Association for the premises and meets the landlord's approval, which shall not be unreasonably withheld, conditioned or delayed. All signs are subject to the approval of the owners association. Landlord agrees, at its own cost, to remove all existing signage in the areas mentioned above, and to repair and paint such areas preparatory to Tenant installing its signage. Such work by Landlord shall not be paid by any tenant improvement allowance.

23.2   Parking Spaces. Tenant shall be entitled to the use of 4/1000 ft of rentable square footage unreserved parking spaces appurtenant to the Premises for the benefit of Tenant, its employees, agents, and invitees for the Term of the Lease. Tenant shall not park on the curbside parking of adjacent building, 1371 West Business Park Drive, during normal business hours. In the event the allotment of parking spaces is not achieved on a practical basis, Tenant may elect to mark, at its expense, a number of parking spaces for its exclusive use equal to its allotment under this Lease.

23.3   Entire Agreement. This instrument along with any exhibits and attachments hereto constitutes the entire agreement between Landlord and Tenant relative to the Premises and this Lease and the exhibits and attachments may be altered, amended or revoked only by an instrument in writing signed by both Landlord and Tenant. All prior or contemporaneous oral agreements between and among Landlord and Tenant and their agents or representatives relative to the leasing of the Premises are merged in or revoked by this Lease.

23.4   Severability. If any term or provision of this Lease shall, to any extent, be determined by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Lease shall not be affected thereby, and each term and provision of this Lease shall be valid and be enforceable to the fullest extent permitted by law.

Landlord: Countryview Properties, LLC
Tenant: ActiveCare, Inc.

Landlord _Tenant_

23.5 Costs of Suit. If Tenant or Landlord shall bring any action for any relief against the other, declaratory or otherwise, arising out of this Lease, including any suit by Landlord for the recovery of rent or possession of the Premises, the losing party shall pay the successful party a reasonable sum for attorney's fees whether or not such action is prosecuted to judgment.

23.6 Time and Remedies. Time is of the essence of this Lease and every provision hereof. All rights and remedies of the parties shall be cumulative and nonexclusive of any other remedy at law or in equity.

23.7 Binding Effect, Successors and Choice of Law. All time provisions of this Lease are to be construed as both covenants and conditions as though the words importing such covenants and conditions were used in each separate Section of this Lease. Subject to any provisions restricting assignment or subletting by Tenant as set forth in Article XVI, all of the terms hereof shall bind and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns. This Lease shall be governed by the laws of the State of Utah.

23.8 Waiver. No term, covenant or condition of this Lease shall be deemed waived, except by written consent of the party against whom the waiver is claimed, and any waiver of the breach of any term, covenant or condition shall not be deemed to be a waiver of any preceding or succeeding breach of the same or any other term, covenant or condition. Acceptance by Landlord of any performance by Tenant after the time the same shall have become due shall not constitute a waiver by Landlord of the breach or default of any term, covenant or condition unless otherwise expressly agreed to by Landlord in writing.

23.9 Holding Over. If Tenant remains in possession of all or any part of the Premises after the expiration of the term of this Lease, with or without the express or implied consent of Landlord, such tenancy shall be from month to month only, and not a renewal hereof or an extension for any further term, and in such case, rent and other sums due hereunder shall be payable at One Hundred fifty percent (150%) of the Monthly Base Rent in effect immediately prior to such holdover period.

23.10 Recording. No copy of this Lease will be recorded on behalf of either party, but in lieu thereof, Landlord and Tenant agree that each will, upon the request of the other, execute, in recordable form, a "short form" of the Lease, which "short form" shall contain a description of the Premises, the term of the Lease, the parties to the Lease. The "short form" of the Lease shall not modify the terms of the Lease or be used in interpreting the Lease and in the event of any inconsistency between this Lease and the "short form" of the Lease, the terms and conditions of this Lease shall control.

23.11 Reasonable Consent. Except as limited elsewhere in this Lease, wherever in this Lease Landlord or Tenant is required to give consent or approval to any action on the part of the other, such consent or approval shall not be unreasonably withheld, conditioned or delayed. In the event of failure to give any such consent, the other party shall be entitled to specific performance at law and shall have such other remedies as are reserved to such party under this Lease.

23.12 Notice. Any notice required to be given under this Lease shall be given in writing and shall be delivered in person or by registered or certified mail, postage prepaid, and addressed to the addresses for Landlord and Tenant set forth above, or at such address in the state of Utah subsequently specified in writing by such party. Such notice shall be deemed delivered when personally delivered or upon deposit of the notice in the United States mail in the manner provided above.

23.13 Rentable Area. Tenant reserves the right to have the rentable square foot area of the Premises under this Lease measured by a qualified professional according to the current applicable BOMA International Floor Measurement Standards. In the event such measurement discloses a lesser amount of square footage, Landlord agrees to reduce the Monthly Full Service Rent accordingly and to provide Tenant with a credit for all rent paid for such excess square footage.

23.14. Fiber Optic Service. Landlord represents and warrants that there is fiber optic service to the Premises adequate for Tenant's needs as a 24-hour call center. Landlord understands that such service is critical to Tenant's use of the Premises, and that if such fiber optic service is not available in the Premises, Tenant may terminate this Lease.

23.15 No Partnership. Landlord does not, as a result of entering into this Lease, in any way or for any purpose become a partner of Tenant in the conduct of Tenant's business, or otherwise, or joint venturer or a member of a joint enterprise with Tenant.

23.16 Renewal Option. Tenant shall be granted one (1) five (5) year option to renew at the then Fair Market Rate with the Tenant giving a one hundred and fifty (150) day written notice. See Exhibit D/

23.17 Exhibits. This lease agreement has four (4) exhibits attached and made a part thereof.

- Exhibit A – Premises
- Exhibit B – First Right of Refusal
- Exhibit C – Tenant Improvements
- Exhibit D – Rent Schedule, Extension Option

IN WITNESS WHEREOF, the parties hereto have executed this Lease the day and year first above written.

LANDLORD: TENANT:

SM Landlord DSD Tenant

Landlord: Countryview Properties, LLC
Tenant: ActiveCare, Inc.

Countryview Properties, LLC

BY: _____

ITS: _____OWNER_____

DATE:____2-11-2013_____

EMAIL:___gmower@gmail.com_____

ActiveCare, Inc.

BY: _____

ITS:_____CEO_____

DATE:____Feb. 11,2013_____

CONTACT NUMBER:__801-974-9474_____

CONTACT NUMBER:_____

_Landlord _DGD_ Tenant

Landlord: Countryview Properties, LLC
Tenant: ActiveCare, Inc.

EXHIBIT A

PREMISES

Second Floor Plan



10,457 SF
(Can Be Demised)



Main Floor Plan



3,100 SF
Suite 101

5,050 SF
Suite 100

Training Facility



_____ Landlord _____ Tenant

Landlord: Countryview Properties, LLC
Tenant: ActiveCare, Inc.

EXHIBIT B
FIRST RIGHT OF REFUSAL

1. First Right of Refusal. Should Landlord receive a bona fide Offer to lease, Request for Proposal or should Landlord initiate a proposal to lease the premises, Landlord shall notify Tenant of the offer and provide Tenant with an opportunity to lease the space based upon the same terms and conditions as presented in the offer, but in no event shall the rent be less than the amount Tenant is paying at the time Tenant exercises this right. This right shall be personal to Tenant, and shall not be assignable or transferable to any other party whatsoever. Tenant shall have five (5) days to notify Landlord of its intention to lease the space. If Tenant elects not to lease such space landlord may offer such space to third parties.

_____Landlord _____Tenant

Landlord: Countryview Properties, LLC
Tenant: ActiveCare, Inc.

SLC_1327366.3

EXHIBIT C
TENANT IMPROVEMENTS

1. The Landlord will match up to $15,000 of Tenant Improvements by the Tenant; any additional improvements above that amount shall be at the Tenant's sole expense. Any contractors used by Tenant shall be licensed, bonded, and insured. The following work to be performed by Landlord shall not count as part of the $15,000 Tenant Improvement Allowance: the cost of the work of Landlord to remove existing signs on the building and to patch and repair the areas related to such removal; and the cost of Landlord painting the second floor suite in a color of Tenant's choosing after the completion of the buildout.

2. Landlord and Tenant shall jointly develop a written and mutually approved plan for the build out. In the event tenant elects to have Landlord perform the tenant improvement work, Landlord agrees to perform such work at his actual cost, without including any overhead, mark-up or profit factor, and to provide Tenant with copies of all invoices for materials and labor.

3. Landlord to provide and install a generator with minimum 50 KW for backup generation. Installation to be complete prior to July 1, 2013. Generator expense shall be borne 50/50 by Landlord and Tenant, and shall not be part of the $15,000 Tenant Improvement allowance referred to in paragraph 1 above. Maximum contribution of Tenant not to exceed $25,000. Landlord shall retain ownership and maintenance of the generator.

_____ Landlord _____ Tenant

Landlord: Countryview Properties, LLC
Tenant: ActiveCare, Inc.

SLC_1327366.3

Exhibit D-ActiveCare Inc.

1365 West Business Park Drive
Orem Utah

Rental Schedule and Extension Option
Base Term

3/1/2013 Commencement date   End of initial term 7/31/18

Year	Square Footage	Price/ Sq Foot	Annual Rental	No. Months	Monthly Rental
1	17,357	$16.95	$24,516.76	1	$24,516.76
1	17,357	$10.98	$158,744.23	10	$15,874.42
1	17,357	$16.95	$24,516.76	1	$24,516.76
2	17,357	$17.46	$303,027.18	12	$25,252.27
3	17,357	$17.98	$312,118.00	12	$26,009.83
4	17,357	$18.52	$321,481.54	12	$26,790.13
5	17,357	$19.08	$331,125.99	12	$27,593.83
6	17,357	$19.65	$142,127.80	5	$28,425.56
Sub Totals		$17.38	$1,617,658.26	65	$24,887.05

Tenant Option Terms

To be determined at the then fair Market Rate

Year	Square Footage	Price/ Sq Foot	Annual Rental	No. Months	Monthly Rental
6	17,357	TBD	TBD	12	TBD
7	17,357	TBD	TBD	12	TBD
8	17,357	TBD	TBD	12	TBD
9	17,357	TBD	TBD	12	TBD
10	17,357	TBD	TBD	12	TBD
Sub Totals		$0.00	$0.00	60	$0.00

Landlord   _Tenant_

Landlord: Countryview Properties, LLC
Tenant: ActiveCare, Inc.

SLC_1327366.3